EXHIBIT 1

PROVIDENCE SERVICE CORPORATION

AT THE COMPANY	AT CAMERON ASSOCIATES
Fletcher McCusker – Chairman and CEO Kate Blute – Director of Investor and Public Relations 520/747-6600	Alison Ziegler 212/554-5469

FOR IMMEDIATE RELEASE

Providence Service Corporation Announces

Bylaw Amendments to Improve Corporate Governance

Urges Avalon to Now Withdraw its Disruptive and Expensive Consent Solicitation

TUCSON, AZ,—February 24, 2009—The Providence Service Corporation (Nasdaq: PRSC) today announced that its Board of Directors has unanimously approved amendments to its Amended and Restated Bylaws to implement various enhancements to the Company’s corporate governance practices. The specific corporate governance enhancements unanimously approved by Providence’s Board of Directors include bylaw amendments to adopt and implement a majority standard for the election of directors in uncontested elections, bylaw amendments to make it easier for stockholders to call a special meeting of stockholders, and bylaw amendments that make it easier for stockholders to nominate candidates for election at the Company’s annual meetings.

“Since earlier this month, Avalon Correctional Services has been attempting, through its consent solicitation, to amend our bylaws in an attempt to portray themselves as being concerned with our corporate governance. Though we are troubled with Avalon’s underlying motives in seeking these bylaw amendments given their historical approach to corporate governance at their company and our discussions with them late last year, our Board is committed to adopting best practices in corporate governance irrespective of how those best practices come to our attention. While we do not, in principle, have issues with some of the bylaw amendments being sought by Avalon, we strongly object to others that would eliminate our ability to (i) obtain necessary and relevant information regarding a candidate’s background and qualifications, (ii) have the candidate confirm that he or she is not a party to any agreements that would interfere with the ability of such candidate, if elected as a director, to comply with their fiduciary duties under applicable law and (iii) require the candidate to comply with the Company’s insider trading, confidentiality, corporate governance, conflicts of interest and other corporate policies and guidelines. We believe the remaining bylaw amendments being sought by Avalon are clearly intended to facilitate their recently announced plans to engage in proxy contests against the Company.

“We believe that the bylaw amendments we are announcing today strike the proper balance between providing our stockholders with a significant and substantial ability to participate in the governance of Providence while protecting the interests of all

5524 E. Fourth Street • Tucson, Arizona 85711 •Tel 520/747-6600 •Fax 520/747-6605 •www.provcorp.com stockholders from a dissident stockholder that would seek to usurp company resources to advance narrow interests or personal agendas and distract Providence and our management team from their continuing focus on enhancing stockholder value and acting in the best interests of ALL Providence stockholders.

“Since early November of last year, after learning that Avalon had accumulated approximately 18.7% of Providence’s common stock, we have sought to constructively engage with Avalon, notwithstanding our significant concerns and reservations about their ultimate motives. While we remain open to listening to any and all shareholder ideas and suggestions, this costly, disruptive and distracting consent solicitation does not advance our ability to have any productive discussions. If Avalon really cares about shareholder value, they will terminate their disruptive consent solicitation, so that we may move beyond this unnecessary distraction and return our full attention to delivering on Providence’s very significant potential and enhancing value for ALL Providence stockholders.”

Additional information concerning Providence’s Amended and Restated Bylaws will be contained in a Current Report on Form 8-K that the Company has filed or will be filing with the Securities and Exchange Commission (SEC). This filing will be available on the SEC’s web site at http://www.sec.gov.

Important Information

The Providence Service Corporation (the “Company”) and its directors and certain executive officers are participants in the solicitation of consent revocations from stockholders in connection with a consent solicitation by Avalon Correctional Services, Inc. and certain affiliates thereof (the “Consent Solicitation”). The Company has filed a preliminary consent revocation statement with the Securities and Exchange Commission (the “SEC”) relating to the solicitation of written consent revocations in connection with the Consent Solicitation (the “Consent Revocation Statement”). Information regarding the interests of such participants is included in the Consent Revocation Statement. Promptly after filing its definitive Consent Revocation Statement with the SEC, the Company will mail the definitive Consent Revocation Statement and a form of consent revocation card to each stockholder entitled to deliver a written consent in connection with the Consent Solicitation. WE URGE INVESTORS TO READ THE CONSENT REVOCATION STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT THE COMPANY WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain, free of charge, copies of the Consent Revocation Statement and any other documents filed by the Company with the SEC in connection with the Consent Solicitation at the SEC’s website at http://www.sec.gov and the Company’s website at http://www.provcorp.com.

About Providence

Providence Service Corporation, through its owned and managed entities, provides home and community based social services and non-emergency transportation services management to government sponsored clients under programs such as welfare, juvenile justice, Medicaid and corrections. Providence does not own or operate beds, treatment facilities, hospitals or group homes, preferring to provide services in the client’s own home or other community setting. The Company provides a range of services through its direct and managed entities to over 74,000 clients through 870 contracts at September 30, 2008, with an estimated six million individuals eligible to receive the Company’s non-emergency transportation services related to its LogistiCare operations. Combined, the Company has a nearly $1 billion book of business including managed entities.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “believe,” “demonstrate,” “expect,” “estimate,” “anticipate,” “should” and “likely” and similar expressions identify forward-looking statements. In addition, statements that are not historical should also be considered forward-looking statements. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date the statement was made. Such forward-looking statements are based on current expectations that involve a number of known and unknown risks, uncertainties and other factors which may cause actual events to be materially different from those expressed or implied by such forward-looking statements. These factors include, but are not limited to the global credit crisis, capital market conditions, and other risks detailed in Providence’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2007. Providence is under no obligation to (and expressly disclaims any such obligation to) update any of the information in this press release if any forward-looking statement later turns out to be inaccurate whether as a result of new information, future events or otherwise.

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